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FEB 28 2022

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SEC FILE NUMBER
8-70048

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Southern Wealth Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5005 LBJ Freeway, Suite 1313
(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Shea	815-782-1250 ext 106	tom@gscomplianceconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADKF, PC
(Name – if individual, state last, first, and middle name)

8610 N. New Braunfels, Suite 101	San Antonio	TX	78217
(Address)	(City)	(State)	(Zip Code)

10/08/2003	297
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

RMS

OATH OR AFFIRMATION

I, Thomas Gile, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Southern Wealth Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

PAULA M COTE
Notary ID #129429518
My Commission Expires
May 20, 2025

[signature] 2/25/22
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Southern Wealth Securities, LLC
San Antonio, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Southern Wealth Securities, LLC ("SWS" or "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MAIN OFFICE:
8610 N. New Braunfels, STE 101
San Antonio, TX 78217
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.CPA

Auditor's Report on Supplemental Information

The supplementary information in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 25, 2022

We have served as the Company's auditor since 2019

SOUTHERN WEALTH SECURITIES, LLC
Balance Sheet
December 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	531,623
FINRA flex-funding account		5,035
Commissions receivable		6,290
Prepaid expenses and other current assets		11,427
Total current assets		554,375
Total Assets	$	554,375

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Due to member	$	-
Total current liabilities		-
Member's Equity		554,375
Total Liabilities and Member's Equity	$	554,375

See notes to audited financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Southern Wealth Securities, LLC (SWS) was created in the state of Texas on August 31, 2017 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) effective June 19, 2018. SWS is a member of the Financial Industry Regulatory Authority (FINRA).

SWS deals almost exclusively in the sale of life insurance products, including Variable Universal Life (VUL) products. The SEC and FINRA consider the sale of VUL's to fall under the same laws and regulations as selling stocks and bonds. SWS retains all commissions and makes no payments of any kind to agents.

Basis of Accounting: The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Revenue Recognition: The only source of revenues for SWS is from acting as a broker in the sale of life insurance policies. The Company has identified the performance obligation for these revenues as defined under ASC 606 to be satisfied at the execution of the policy as no further services are required or performed by SWS. The Company has no obligations to service the policy in any way subsequent to the initial sale. Initial commissions paid out at the time a policy is executed are recorded 100% as the amount is fixed and determinable. The policies also pay out commissions in varying amounts for the duration of the policies. These residual commissions have been identified by management as variable consideration to be estimated at the time revenue is recognized under ASC 606. The commissions vary based on the premium amounts, amounts funded by clients, changing commission rates throughout the policy term, and market returns for commissions calculated based on the CSV balances.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether constraints on variable consideration should be applied due to uncertain future events. SWS may receive commissions paid by the carrier at the inception of the policy as well as over time for as long as the policy remains active. SWS believes that its performance obligation is the sale of a new policy and as such the performance obligation is fulfilled on the date of issuance. Any initial up-front (first-year) commissions are known fixed amounts and are recognized on the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Uncertainties may relate to the cancellation of a policy prior to a certain period, the determination of a policy asset value at a point in time, or the amount and timing of funds contributed by the policy holder. The determination of policy asset values at a point in time is further dependent on the timing and amount of contributions and returns on the underlying investments. SWS estimates this variable consideration and records revenue when the performance obligation has been met. On December 31, 2021 and 2020, commissions receivable reported on the balance sheet totaled $6,290 and $125,293, respectively. These commissions receivable represent revenues that have been accrued and are related to this variable consideration. No allowance for uncollectable accounts was necessary on December 31, 2021 or 2020.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Taxes: For federal income tax purposes, income and expenses of the Company are included in the tax return of the member. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns since inception remain subject to examination.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and accounts receivable. The Company performs on-going credit evaluations and generally requires no collateral from customers. The Company places its temporary cash investments with major banks which, from time-to-time, may exceed federally insured limits. The Company periodically assesses the financial condition and believes the risk of loss is minimal.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent registered public accounting firm's report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

SWS has a management fee agreement with its sole member, Southern Wealth Management, LLP (SWM). The agreement automatically renews each January 1 for the next 12-month period, unless rescinded by either party. Under the terms of this agreement, SWS pays $3,000 per month to SWM for substantially all of its general and administrative, management and accounting services. Fees under this agreement totaled $36,000 in 2021.

NOTE C – REGULATORY REQUIREMENTS

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, SWS is required to maintain a minimum net capital, as defined in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2021, SWS had net capital of $530,590 and net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1 which is in compliance with the required maximum ratio of 15 to 1.